SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2020

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2020, as subsequently amended, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 2 to 4 hereof to the “Recent Developments—KfW” section;

•

Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 5 to 8 hereof;

•

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany— Germany’s General Government Deficit/Surplus and General Government Gross Debt” on page 8 hereof to the “Recent Developments—The Federal Republic of Germany” section; and

•

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on pages 9 to 11 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

This report is intended to be incorporated by reference into KfW’s prospectus dated November 19, 2021 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

-i-

-ii-

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On January 31, 2022, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.1156 (EUR 0.8964 per U.S. dollar).

RECENT DEVELOPMENTS

KFW

KfW’s Preliminary Results for the Year Ended December 31, 2021

The following information is primarily derived from KfW’s press release and related press conference of February 1, 2022 announcing selected preliminary results for the full year ended December 31, 2021. The financial amounts in this section are based on unaudited preliminary financial information prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”) and are subject to adjustment. KfW expects to release its audited consolidated and unconsolidated financial statements for the year ended December 31, 2021 in April 2022.

KfW Group’s total assets increased by 0.8% or EUR 4.6 billion, from EUR 546.4 billion as of December 31, 2020 to EUR 551.0 billion as of December 31, 2021. KfW’s consolidated volume of business (which includes total assets and off-balance sheet items such as guarantees and irrevocable commitments for loans, grants and guarantees) increased by 1.9%, or EUR 13.1 billion, to EUR 686.9 billion as of December 31, 2021 from EUR 673.8 billion as of December 31, 2020.

KfW expects its group operating result before valuation and promotional activity for 2021 to be in line with its positive financial performance for the first three quarters of 2021. The group’s operating result before valuation and promotional activity is before (i) risk provisions for the lending business, (ii) net gains/losses from securities and investments, (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss and (iv) expenses relating to promotional activities.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business sector for the full year ended December 31, 2021, compared to the corresponding period in 2020.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR*

	Year ended December 31,		Year-to-Year
	2021 (1)	2020	% change
	(EUR in millions)		(in %)
SME Bank & Private Clients (Mittelstandsbank & Private Kunden)	72,980	86,274	-15
Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden)	9,465	19,213	-51
KfW Capital	502	871	-42
Export and project finance (KfW IPEX-Bank)	13,644	16,584	-18
Promotion of developing countries and emerging economies	10,145	12,394	-18
of which KfW Entwicklungsbank	8,611	10,983	-22
of which DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	1,534	1,411	9
Financial markets	527	400	32

Total promotional business volume (2) (3)	107,050	135,269	-21

*	Amounts in the table may not add up due to rounding differences.
(1)	Preliminary and unaudited.
(2)

Total promotional business volume for the full year ended December 31, 2021 has been adjusted for commitments of EUR 212 million, compared to EUR 468 million for the corresponding period in 2020, made by KfW IPEX-Bank relating to export and project finance and refinanced under certain promotional programs of SME Bank.

(3)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of global funding facilities and program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of global funding facilities and program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

In 2021, KfW’s total promotional business volume amounted to EUR 107.1 billion, compared to EUR 135.3 billion in 2020. The high promotional business volume in 2020 was driven by increased commitments in KfW’s domestic business, in particular under the KfW Special Program, which was introduced in 2020 as part of a government package of measures to mitigate the economic impact of the ongoing COVID-19 pandemic in Germany (the “KfW Special Program”). By comparison to 2020, the promotional business volume normalized in 2021.

Commitments in the SME Bank & Private Clients business sector amounted to EUR 73.0 billion in 2021, compared to EUR 86.3 billion in 2020. This decrease was due to lower commitments in SME Bank, mainly driven by significantly lower commitments under the KfW Special Program. This decrease was partially offset by higher commitments in Private Clients, where commitments in the promotional priority area Energy-efficiency and Renewable Energies increased to EUR 35.2 billion in 2021, compared to EUR 26.9 billion in 2020, driven mainly by commitments of EUR 15.2 billion under KfW’s Federal Funding for Efficient Buildings program (Bundesförderung für effiziente Gebäude (BEG)).

Commitments in the business sector Customized Finance & Public Clients amounted to EUR 9.5 billion in 2021, compared to EUR 19.2 billion in 2020. As explained above, the high promotional business volume in 2020 was driven by commitments under the KfW Special Program, whereas the promotional business volume normalized in 2021.

Commitments related to KfW Capital amounted to EUR 502 million in 2021, compared to EUR 871 million in 2020. This decrease was mainly driven by significantly lower commitments under the Corona Matching Facility and no new commitments under the Corona Liquidity Facility in 2021 due to both facilities’ discontinuation. The Corona Matching Facility and the Corona Liquidity Facility were part of the Federal Government’s COVID-19 support package for start-ups and small enterprises. The Corona Matching Facility and the Corona Liquidity Facility are guaranteed by the Federal Republic and funding through these two facilities is refinanced by KfW. In 2021, commitments of KfW Capital mainly reflected commitments of EUR 187 million via the ERP Venture Capital Fund investment program and additional commitments of EUR 111 million through the expansion of the fund-of-funds investments via the ERP/Zukunftsfonds Growth Facility. Additionally, in 2021 commitments of EUR 183 million under the fiduciary mandate of the Federal Government to promote future technologies, referred to as the “Future Fund” (Zukunftsfonds), were made for the first time starting with the module German Future Fund (GFF) – EIF Growth Facility. Under that mandate, KfW is fully covered by the Federal Republic against any economic risks resulting from its role in relation to the Future Fund.

Commitments in KfW’s Export and project finance business sector amounted to EUR 13.6 billion in 2021, compared to EUR 16.6 billion in 2020. This decrease was due to lower commitments in almost every sector, except for the maritime industry sector since new business is still impacted by the effects of the ongoing COVID-19 pandemic on large parts of the global economy. Significantly lower commitments were made in 2021 compared to 2020 in the sectors basic industries, aviation, mobility and transport as well as in industries and services. These lower commitments were partially offset by significantly higher commitments in the maritime industry sector in 2021 compared to 2020.

Commitments related to KfW’s Promotion of developing countries and emerging economies business sector amounted to EUR 10.1 billion in 2021, compared to EUR 12.4 billion in 2020. This decrease was mainly due to significantly lower commitments made by KfW Entwicklungsbank, whereas commitments of private sector contributions by DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH increased slightly. The high promotional business volume of KfW Entwicklungsbank in 2020 was driven by commitments related to the COVID-19 pandemic, whereas the promotional business volume normalized in 2021.

Commitments in KfW’s Financial Markets business sector amounted to EUR 527 million in 2021, compared to EUR 400 million in 2020. All commitments in KfW’s Financial Markets business sector were made under KfW’s green bond portfolio.

Sources of Funds

For 2021, the volume of funding raised by KfW in the capital markets to refinance its promotional business totaled EUR 82.6 billion, of which 55% was raised in euro, 26% in U.S. dollar and the remainder in thirteen other currencies.

With respect to refinancing its funding requirements resulting from the KfW Special Program, KfW, as previously disclosed, has had access since July 1, 2020, to a new source of financing of up to a total amount of EUR 100 billion through the German Economic Stabilization Fund (Wirtschaftsstabilisierungsfonds – WSF). Refinancing through the WSF in 2021 totaled EUR 3.0 billion.

In 2021, KfW also participated in the targeted longer-term refinancing operations (“TLTROs”) of the Eurosystem via the third series of TLTROs, known as “TLTRO III.” The conditions for TLTRO III had been eased by the Governing Council of the ECB in the course of 2020 in response to the COVID-19 pandemic in order to support the extension of credit to SMEs. KfW’s refinancing through TLTRO III in 2021 totaled EUR 1.4 billion.

Other Recent Developments

Impact of the Ongoing COVID-19 Pandemic

KfW Special Program. The German Federal Government has decided to once again extend the deadline for applications to the KfW Special Program, including the KfW Instant Loan (KfW Schnellkredit), until April 30, 2022. In accordance with EU state aid rules, the maximum loan amounts available to the various categories of borrowers has been increased again. These measures have been in effect since January 1, 2022.

Domestic Promotional Business

At the beginning of 2022, the German Federal Ministry for Economic Affairs and Climate Action and KfW reorganized the promotional programs for SMEs within SME Bank. As a result, SMEs as well as larger mid-sized companies are able to access dedicated promotional programs both for the low-interest financing of projects in Germany and abroad and for establishing and acquiring companies. The new programs replace the KfW Entrepreneur Loan, the ERP Start-up Loan – Universal and the ERP Regional Promotion Program. The KfW Entrepreneur Loan and ERP Start-up Loan – Universal programs will continue as part of the KfW Special Program until the the KfW Special Program expires. The ERP Digitalisation and Innovation Loan and its subordinate products, the ERP Mezzanine Financing for Innovation and the ERP Capital for Start-ups, as well as the ERP Start-up Loan, remain unchanged.

On January 24, 2022, the Federal Funding for Efficient Buildings program was suspended by KfW with immediate effect after consultation with the Federal Ministry for Economic Affairs and Climate Action (the “Ministry”). This program supports investments in the construction of energy-efficient new buildings and the energy-efficient refurbishment of existing ones and accounted for total commitments of EUR 21.2 billion in KfW’s domestic promotional business in 2021 (EUR 15.2 billion in 2021 in Private Clients, EUR 5.5 billion in SME Bank and EUR 0.5 billion in Public Clients). The suspension became necessary due to the federal funds associated with the program having been exhausted as a result of the high number of applications in an aggregate amount of more than EUR 20 billion made since November 2021. On February 1, 2022, the Ministry and the Federal Government announced that the approximately 24,000 applications made prior to the program suspension on January 24, 2022, but not yet approved, will be examined by KfW based on the program criteria previously in place. If eligible for support, these applications will be approved. Going forward the promotion of buildings is to be re-aligned with a view to setting up an ambitious promotion of new buildings in terms of climate politics on an integrated basis.

Funding Volume for 2022

KfW has announced that it expects its volume of long-term funding to be raised in the capital markets in 2022 to be in a range of EUR 80 billion to EUR 85 billion.

KfW Green Bond Framework

In connection with its green bond issuances, KfW has amended and updated its Green Bond Framework with effect from January 1, 2022. The amended and updated framework, which KfW has published on its website, reflects international best practices and is aligned with the 2021 edition of the “Green Bond Principles” of the International Capital Market Association (“ICMA”). Unless otherwise indicated, information available on or accessible through KfW’s website is not incorporated herein by reference.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
4th quarter 2020	0.7	-2.9
1st quarter 2021	-1.7	-2.7
2nd quarter 2021	2.2	10.4
3rd quarter 2021	1.7	2.9
4th quarter 2021	-0.7	1.4

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

Germany’s gross domestic product (“GDP”) fell by 0.7% in the fourth quarter of 2021 compared to the third quarter of 2021 after adjustment for price, seasonal and calendar variations. Following the renewed improvement in economic performance in the summer of 2021, despite increasing delivery bottlenecks and material shortages, the recovery of the German economy came to a halt at the end of 2021 due to a new wave of COVID-19 infections and the related reinforcement of COVID-19 containment measures. In the fourth quarter of 2021, household final consumption expenditure, in particular, declined compared to the third quarter of 2021, while government final consumption expenditure recorded an increase. Gross fixed capital formation in construction in the fourth quarter of 2021 decreased compared to the third quarter of 2021.

Compared to the fourth quarter of 2020, price-adjusted GDP in the fourth quarter of 2021 increased by 1.4%. Accordingly, GDP growth in the fourth quarter of 2021 was 1.5% lower than in the fourth quarter of 2019, the last quarter before the COVID-19 pandemic.

For 2021 overall, price-adjusted GDP was 2.8% higher in 2021 than in 2020 according to the second GDP estimate published on January 28, 2022, which means a slight upward revision compared to the preliminary calculations of the Federal Statistical Office published on January 14, 2022 (+2.7%). Although economic growth continued to be highly vulnerable to COVID-19 infection rates and associated containment measures in 2021, as well as to further delivery bottlenecks and material shortages, the German economy managed to recover from its sharp decline in 2020. However, GDP was still 2.0% lower in 2021 than in 2019, the year before the COVID-19 pandemic.

In contrast to 2020 when production in part declined significantly due to the COVID-19 pandemic, economic performance increased in nearly all economic sectors in 2021. The price-adjusted gross value added in manufacturing rose markedly by 4.4% year on year. Notable increases were also recorded for most of the service sector in 2021 compared with 2020. The economic performance in the field of business services, which includes research and development as well as legal, tax consultancy and engineering activities, increased by 5.4% in 2021 compared to 2020. At 3.0%, economic growth in 2021 was somewhat lower in the aggregated economic sector of trade, transport, accommodation and food services due to the continuing pandemic-related restrictions. Compared with 2020, economic performance in 2021 decreased only slightly in construction (-0.4%), which had not been significantly affected by the COVID-19 pandemic in 2020.

Despite the increases in 2021 relative to 2020, economic performance has not yet reached pre-pandemic levels in most economic sectors. Economic performance in manufacturing in 2021, for instance, was still 6.0% below the level of 2019. Other services, including creative activities as well as sports, culture and entertainment, were hit particularly hard by the continuing COVID-19 pandemic. The decline in economic performance recorded in 2020 for public services, education, health was almost compensated for in 2021. Construction as well as information and communication were able to sustain their positions during the COVID-19 pandemic and to considerably increase their economic performance compared with 2019.

In 2021, price-adjusted household final consumption expenditure stabilized at the low level of 2020 and continues to be far from its pre-pandemic level. Government final consumption expenditure continued to support the growth of the German economy in 2021. Although it had already been at a high level in 2020, government final consumption expenditure rose by a price-adjusted 3.4% in 2021. The government spent more money, in particular, on the free rapid antigen tests that were introduced throughout Germany in the spring of 2021, on COVID-19 vaccines and on the operation of testing and vaccination centers.

Gross fixed capital formation in construction grew by only 0.5% in 2021 compared to 2020 due to labor and material shortages, after having risen more strongly for five consecutive years. Gross fixed capital formation in machinery and equipment increased by a price-adjusted 3.2% in 2021, albeit after decreasing sharply in 2020.

In 2021, foreign trade recovered from the strong decreases of the previous year. German exports of goods and services increased by a price-adjusted 9.4% in 2021 compared to 2020. Imports increased by a price-adjusted 8.6% over the same period. In 2021, Germany’s trade with foreign countries was thus only slightly below the level of 2019.

Source: Federal Statistical Office, Gross domestic product up 2.7% in 2021, press release of January 14, 2022 (https://www.destatis.de/EN/Press/2022/01/PE22_020_811.html); Federal Statistical Office, Gross domestic product in the 4th quarter of 2021 down 0.7% on the previous quarter, press release of January 28, 2022 (https://www.destatis.de/EN/Press/2022/01/PE22_039_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
December 2020	0.5	-0.3
January 2021	0.8	1.0
February 2021	0.7	1.3
March 2021	0.5	1.7
April 2021	0.7	2.0
May 2021	0.5	2.5
June 2021	0.4	2.3
July 2021	0.9	3.8
August 2021	0.0	3.9
September 2021	0.0	4.1
October 2021	0.5	4.5
November 2021	-0.2	5.2
December 2021	0.5	5.3

Consumer prices in Germany rose by 3.1% in 2021 on an annual average basis compared with 2020, driven by the high monthly inflation rates in the second half of 2021. In 2020 the annual average inflation rate had been 0.5%. The last time the year-on-year rate of price increase was measured as higher than it was in 2021 was 1993 (+4.5%). In addition to the temporary base effects in 2020, especially the temporary reduction of value added tax rates in the second half of 2020 and the sharp decline in mineral oil product prices in 2020, there were increasing pandemic-related effects in 2021 such as delivery bottlenecks and marked price increases at upstream stages in the economic process which were partly reflected in the consumer price index.

The prices of energy products increased significantly by 10.4% in 2021 compared to 2020, following a 4.8% decrease in 2020. In 2021, consumers had to pay more for heating oil (+41.8%) and motor fuels (+22.6%). The prices of other household energy sources, such as natural gas (+4.7%) and electricity (+1.4%), rose as well. Like the base effects, which were due to the very low prices in 2020, the CO2 charge introduced at the beginning of 2021 had an upward effect on prices. Excluding energy prices, the annual average rate of price increase in 2021 would have been 2.3%. Food prices rose by 3.2% in 2021 compared with 2020, with the price increase surging in the second half of 2021 due to the base effect caused by the reduction of value added tax rates. The prices of goods (total) were up 4.3% on an annual average in 2021 compared to 2020. The prices of services (total) increased by 2.1% in 2021 compared with 2020.

Overall, consumer prices increased by 5.3% in December 2021 compared with December 2020. This means that the monthly inflation rates continued to grow mainly in the second half of 2021. In addition to the base effect caused by the temporary reduction of value-added tax rates, the high inflation rate in December 2021 was again due to the prices of energy products. Energy prices exceeded the level of December 2020 by 18.3%. CO2 pricing and the development of raw material prices had an additional impact. A year-on-year price increase was recorded especially for heating oil (+61.0%) and motor fuels (+33.8%). Food prices showed an above-average increase of 6.0% over the same period (November 2021: +4.5%). Vegetable prices, in particular, increased (+9.9%). Excluding food and energy prices, the inflation rate of December 2021 would have been 3.7%. Excluding energy prices it would have stood at 3.8%. In December 2021, the prices of goods (total) rose by 7.8% compared with December 2020. Apart from energy and food, consumers had to pay more for clothing and footwear (+5.5%). In contrast, the prices of services (total) were up by 3.1% over the same period. Price increases were recorded, for example, for net rents exclusive of heating expenses (+1.5%) and for some other services (such as maintenance and repair of vehicles: +6.0%; services of social facilities: +4.6%).

Compared with November 2021, the consumer price index rose by 0.5% in December 2021. Rail tickets, for example, became more expensive as a result of the annual adjustments of railway fares in December 2021 (+2.3%). Food prices also increased (+1.1%, including vegetables: +3.7%). Energy prices, however, declined in December 2021 compared with November 2021, especially the prices of heating oil (-6.0%) and motor fuels (-4.1%).

Sources: Federal Statistical Office, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices). Tables with values and rates of change (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html); Federal Statistical Office, Inflation rate in 2021: +3.1% on a year earlier, press release of January 19, 2022 (https://www.destatis.de/EN/Press/2022/01/PE22_025_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
December 2020	3.7	4.0
January 2021	4.1	3.9
February 2021	4.2	3.9
March 2021	4.0	3.8
April 2021	3.9	3.7
May 2021	3.7	3.6
June 2021	3.4	3.5
July 2021	3.3	3.5
August 2021	3.3	3.4
September 2021	3.2	3.4
October 2021	3.1	3.3
November 2021	3.1	3.2
December 2021	2.9	3.2

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Compared to December 2020, the number of employed persons in December 2021 increased by approximately 483,000 or 1.1%. Compared to November 2021, the number of employed persons in December 2021 increased by approximately 49,000 or 0.1%, after adjustment for seasonal fluctuations. Compared to February 2020, the month before the COVID-19 pandemic broke out in Germany, the number of employed persons in December 2021 decreased by approximately 198,000 or 0.4%, after adjustments for seasonal fluctuations.

In December 2021, the number of unemployed persons decreased by approximately 355,000 or 21.9%, compared to December 2020. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in December 2021 was 1.37 million, which was a decrease of 11,600 or 0.8% as compared to November 2021.

It should be noted that according to the employment account and labor force survey concepts, workers in short-time work schemes (Kurzarbeit) are not counted as unemployed persons but as persons in employment.

Sources: Federal Statistical Office, December 2021: increase in employment continued, press release of February 1, 2022 (https://www.destatis.de/EN/Press/2022/02/PE22_044_132.html;jsessionid=C38A2611FE094E48EAC0D1189881FE70.live731); Federal Statistical Office, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language=en#abreadcrumb).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January –November 2021	January –November 2020
Trade in goods, including supplementary trade items	175.1	175.5
Services	11.5	0.6
Primary income	91.3	77.8
Secondary income	-54.1	-45.7

Current account	223.7	208.2

(1)	Figures may not add up due to rounding.

Source: Federal Statistical Office, Exports in November 2021: +1.7% on October 2021, press release of January 7, 2022 (https://www.destatis.de/EN/Press/2022/01/PE22_006_51.html).

Germany’s General Government Deficit/Surplus and General Government Gross Debt

According to provisional calculations, the German general government budgets recorded a financial deficit (net borrowing) of EUR 153.9 billion in 2021. This was slightly more than in 2020 (EUR 145.2 billion) and the second highest deficit since German reunification in absolute terms. Measured as a percentage of nominal GDP, this corresponds to a 4.3% deficit ratio of general government for 2021, exceeding the 3% reference value of the EU’s Stability and Growth Pact. However, due to the COVID-19 pandemic the escape clause has been active since 2020, suspending the application of the reference value.

In its recently published annual economic report (Jahreswirtschaftsbericht 2022), the Federal Government estimates that the general government gross debt ratio was 70 1⁄4% of GDP in 2021. Furthermore, based on current assumptions, it expects that the debt ratio is set to decline in 2022 and that it will fall below the 60% reference value of the EU’s Stability and Growth Pact in 2028. The Federal Government points out that there will be an ongoing need in 2022 to address the consequences of the COVID-19 pandemic, which continues to constitute an exceptional emergency situation under the German constitutional balanced budget rule (known as the “debt brake” (Schuldenbremse)). In addition, the Federal Government forecasts price-adjusted GDP growth in 2022 of 3.6%. The Federal Government assumes that the economic growth expected in 2022, as well as corresponding further increases in tax revenues and the expected expiry of temporary pandemic-related additional spending in the same year will lead to a reduction in the general government deficit ratio in 2022 compared with 2021. Effects related to the implementation of the coalition agreement of the governing parties will be specified together with the draft federal budget for 2022 later this year.

Sources: Federal Statistical Office, Gross domestic product up 2.7% in 2021, press release of January 14, 2022 (https://www.destatis.de/EN/Press/2022/01/PE22_020_811.html); Bundesministerium für Wirtschaft und Klimaschutz, Jahreswirtschaftsbericht 2022, pages 22, 45 and 114 (https://www.bmwi.de/Redaktion/DE/Publikationen/Wirtschaft/jahreswirtschaftsbericht-2022.pdf?__blob=publicationFile&v=18).

Other Recent Developments

Government

After negotiations, the most recent general election, held in September 2021, resulted in a coalition between the Social Democratic Party (SPD), the Greens (Bündnis 90/Die Grünen) and the Free Democratic Party (FDP). On December 8, 2021, the Bundestag elected Olaf Scholz (SPD) Chancellor (Bundeskanzler).

Sources: The Federal Government, New Federal Government in office, December 8, 2021 (https://www.bundesregierung.de/breg-en/news/federal-chancellor-election-1989862); Bundesregierung, Koalitionsvertrag (https://www.bundesregierung.de/resource/blob/974430/1990812/04221173eef9a6720059cc353d759a2b/2021-12-10-koav2021-data.pdf?download=1).

General Considerations Relating to the COVID-19 Pandemic

According to the European Center for Disease Prevention and Control (“ECDC”), in its most recent risk assessment dated January 27, 2022, the Omicron variant of concern of the virus that causes COVID-19 (“Omicron”) is currently spreading with unprecedented speed and intensity across the EU and the European Economic Area (together, “EU/EEA”), with overall reported infection rates three times higher than the highest peak during the COVID-19 pandemic so far. The very high number of infections is exerting significant pressure on healthcare systems in many countries around Europe through a combination of increased hospital admissions and staff shortages due to illness. The ECDC states that efforts should continue to increase vaccine uptake among the unvaccinated as well as to offer a booster shot after three months to all eligible adults. In addition to the continued roll-out of vaccination programs, the ECDC points out that the maintenance of key non-pharmaceutical interventions is crucial in the near term to ensure that the intensity of Omicron circulation remains at manageable levels. These include physical distancing, consistent and correct mask wearing, avoiding crowded situations, working from home when possible, staying home when ill, and maintenance of hand and respiratory hygiene, together with good ventilation of indoor settings. Of the total population in EU/EEA countries, 70.1% had been fully vaccinated, i.e. received a primary course of vaccinations, and 43.5% had received an additional booster dose, whereas 74.3% had received at least one vaccine dose as of January 31, 2022.

In Germany, with the dominant circulation of Omicron, a new wave of the COVID-19 pandemic is accelerating. Weekly case numbers continue to rise, with partially very significant increases in cases in all federal states. The situation in intensive care units continues to be difficult due to the high number of severe COVID-19 cases, but currently is not worsening. Overall, due to the rapid spread of Omicron, the risk to public health in Germany associated with the COVID-19 pandemic is currently considered to be very high. Against this background, the federal government and the governments of the federal states decided on January 24, 2022, that the containment measures agreed at the end of 2021 will remain in place. These include, among others, contact limitations on private gatherings, access restrictions based on vaccination status for cultural and recreational facilities as well as for most shops (with the exception of shops selling groceries and convenience foods), the closure of clubs and discos and the prohibition of dance events, large-scale sporting, cultural and similar events being held without spectators, and the extended obligation to wear facial masks where persons meet in a closed space, including in schools. In addition, further efforts to increase the vaccination rate will be made. Of the total German population, 74.0% had been fully vaccinated and 53.0% had received an additional booster dose, whereas 75.8% had received at least one vaccine dose as of January 30, 2022.

Sources: European Centre for Disease Prevention and Control, Societal pressure from unprecedented Omicron spread can be eased through increased vaccination uptake, press release of January 27, 2022 (https://www.ecdc.europa.eu/en/news-events/societal-pressure-unprecedented-omicron-spread-can-be-eased-through-increased); European Centre for Disease Prevention and Control, Assessment of the further spread and potential impact of the SARS-CoV-2 Omicron variant of concern in the EU/EEA, 19th update, January 27, 2022 (https://www.ecdc.europa.eu/en/publications-data/covid-19-omicron-risk-assessment-further-emergence-and-potential-impact); European Centre for Disease Prevention and Control, COVID-19 Vaccine tracker, as of January 31, 2022 (https://vaccinetracker.ecdc.europa.eu/public/extensions/COVID-19/vaccine-tracker.html#uptake-tab); Robert Koch Institut, Wöchentlicher Lagebericht des RKI zur Coronavirus-Krankheit-2019 (COVID-19), January 27, 2022 (https://www.rki.de/DE/Content/InfAZ/N/Neuartiges_Coronavirus/Situationsberichte/Wochenbericht/ Wochenbericht_2022-01-27.pdf?__blob=publicationFile); The Federal Government, Coronavirus pandemic: what the Federal and the Länder Governments have agreed, December 21, 2021 (https://www.bundesregierung.de/breg-de/themen/coronavirus/corona-these-rules-and-restrictions-apply-1993492); Bundesregierung, Corona-Regelungen: Das haben Bund und Länder vereinbart, January 24, 2022 (https://www.bundesregierung.de/breg-de/themen/coronavirus/corona-regeln-und-einschrankungen-1734724); Bundesministerium für Gesundheit, Impf-Dashboard, as of January 31, 2022 (https://impfdashboard.de/).

EU Response to the COVID-19 Pandemic

On November 18, 2021, the European Commission extended the duration of the State Aid Temporary Framework (“Temporary Framework”), adopted on March 19, 2020 to support the economy in light of the COVID-19 pandemic, until June 30, 2022. The scope of the Temporary Framework was also amended, including by increasing the ceilings for small amounts of aid and assistance for uncovered fixed costs. With respect to state aid rules and regulations, the Temporary Framework provides the basis for a number of German support measures in connection with the COVID-19 pandemic, including for example the bridging support measures and various KfW loans.

Sources: Federal Ministry for Economic Affairs and Climate Action, Minister Altmaier welcomes extension of European State Aid Temporary Framework, press release of November 18, 2021 (https://www.bmwi.de/Redaktion/EN/Pressemitteilungen/2021/11/20211118-minister-altmaier-welcomes-extension-of-european-state-aid-temporary-framework.html); European Commission, State aid: Commission sets out future of Temporary Framework to support economic recovery in context of coronavirus outbreak, press release of November 18, 2021 (https://ec.europa.eu/commission/presscorner/detail/en/ip_21_6092).

Monetary Policy Response to the COVID-19 Pandemic

On December 16, 2021, the Governing Council of the European Central Bank (“ECB”) stated that it judges that the progress on economic recovery and towards its medium-term inflation target of 2% permits a step-by-step reduction in the pace of its asset purchases over the coming quarters, with monetary accommodation still needed for inflation to stabilize at the 2% inflation target over the medium term. In view of the current uncertainty, the Governing Council also stated that it needed to maintain flexibility and optionality in the conduct of monetary policy.

Against this background, the Governing Council expects to conduct net asset purchases under the Pandemic Emergency Purchase Program (“PEPP”) at a lower pace in the first quarter of 2022 than in the fourth quarter of 2021. It also announced that it will discontinue net asset purchases under the PEPP at the end of March 2022. Furthermore, the Governing Council decided to extend the reinvestment horizon for principal payments from maturing securities purchased under the PEPP until at least the end of 2024. It also announced that, in any case, the future roll-off of the PEPP portfolio will be managed to avoid interference with the appropriate monetary policy stance.

With respect to the Asset Purchase Program (“APP”), the Governing Council decided on a monthly net purchase pace of EUR 40 billion in the second quarter and EUR 30 billion in the third quarter of 2022 under the APP. From October 2022 onwards, the Governing Council intends to maintain net asset purchases under the APP at a monthly pace of EUR 20 billion for as long as necessary to reinforce the accommodative impact of its policy rates. The Governing Council expects net purchases to end shortly before it starts raising the key ECB interest rates. The Governing Council also intends to continue reinvesting, in full, the principal payments from maturing securities purchased under the APP for an extended period of time, past the date when it starts raising the key ECB interest rates and, in any case, for as long as necessary to maintain favorable liquidity conditions and an ample degree of monetary accommodation.

Furthermore, the Governing Council announced that it will continue to monitor bank funding conditions and ensure that the maturing of operations under TLTRO III does not hamper the smooth transmission of its monetary policy. It will also regularly assess how targeted lending operations are contributing to its monetary policy stance. As announced, it expects the special conditions applicable under TLTRO III to end in June 2022. The Governing Council also stated that it will assess the appropriate calibration of its two-tier system for reserve remuneration so that the negative interest rate policy does not limit banks’ intermediation capacity in an environment of ample excess liquidity.

Source: European Central Bank, Monetary policy decisions, press release of December 16, 2021 (https://www.ecb.europa.eu/press/pr/date/2021/html/ecb.mp211216~1b6d3a1fd8.en.html).

German Measures to Mitigate the Economic Impact of the COVID-19 Pandemic

As of the beginning of January 2022, the Federal Government has supported the German economy with approximately EUR 130 billion, consisting of approximately EUR 60 billion in aid payments and loans in an aggregate amount of approximately EUR 55 billion as well as recapitalizations and guarantees. Programs of the Federal States have supplemented the Federal support measures. In light of the containment measures described above that have been implemented to combat the COVID-19 pandemic, the Federal Government is continuing its support of the self-employed and enterprises, which are experiencing significantly reduced revenue during the COVID-19 pandemic. The measures include bridging support measures, the economic stability fund (Wirtschaftsstabilisierungsfonds, WSF), support in the case of hardship, the KfW Special Program as well as special aid in the areas of events, trade fairs, exhibitions and cultural events, and professional sports. The period for short-term work scheme payments (Kurzarbeitergeld) was also extended until March 31, 2022.

Sources: Bundesregierung, Unterstützung für Selbständige und Unternehmen, January 7, 2022 (https://www.bundesregierung.de/breg-de/aktuelles/info-unternehmen-selbstaendige-1735010); Bundesregierung, Corona-Wirtschaftshilfen der Bundesregierung, January 4, 2022 (https://www.bundesregierung.de/resource/blob/974430/1995230/3838ef36ea352e9af06a13b4454416ed/2022-01-07-mpk-corona-wirtschafthilfen-data.pdf?download=1).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/S/ TIM ARMBRUSTER
Name: Tim Armbruster
Title: Senior Vice President and Treasurer

By:	/S/ JOCHEN LEUBNER
Name: Jochen Leubner
Title: Vice President

Date: February 1, 2022